NEUBERGER BERMAN ALTERNATIVE FUNDS
INSTITUTIONAL CLASS
ADMINISTRATION AGREEMENT

SCHEDULE A

The Institutional Class of the Series of Neuberger Berman Alternative Funds currently subject to this Agreement are as follows:

Neuberger Berman Absolute Return Multi-Manager Fund
Neuberger Berman Dynamic Real Return Fund
Neuberger Berman Global Allocation Fund
Neuberger Berman Long Short Fund
Neuberger Berman Risk Balanced Commodity Strategy Fund

Dated:  October 31, 2012